SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 12) (1)


                   Chardan South China Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    15956C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                            United States of America
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 18, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    15956C105
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   15956C105
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Chardan South China Acquisition Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 625 Broadway, Suite 1111, San Diego, California 92101, United States of America. This Amendment No. 12 to Schedule 13D (the "Amendment") relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Amendment is being filed to report material changes in the beneficial ownership of Shares of (i) Jeffrey L. Feinberg, a United States citizen; (ii) JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"); (iii) JLF Partners I, L.P., a Delaware limited partnership ("JLF1"); and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company ("JLFOS")(collectively, the "Reporting Persons"). These material changes resulted from the merger (the "Merger") of the Issuer with A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited) ("A-Power"), which occurred on January 18, 2008. Pursuant to the Merger, A-Power issued one of its shares of Common Stock in exchange for each outstanding share of Common Stock of the Issuer (each a "Share" and collectively, the "Shares"). As a result of the Merger, the 2,901,626 Shares beneficially owned by Jeffrey L. Feinberg were effectively converted into 2,901,626 shares of A-Power Common Stock. This includes the 1,214,767 Shares held in the account of JLF1, the 1,493,699 Shares held in the account of JLFOS and the 193,160 Shares held in the accounts of JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), and JLF Concentrated Partners, L.P., a Delaware limited partnership ("JLFCN"), which are private investment vehicles over which Jeffrey L. Feinberg has investment discretion by virtue of his position in the management company of said entities. Accordingly, the Reporting Persons are no longer beneficial owners of the Shares. The Merger is described in the Form 8-K filed by A-Power on January 25, 2008.

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF2, JLFCN and JLFOS (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, each of Mr. Feinberg, JLFAM, JLF1 and JLFOS may be deemed to beneficially own 0 Shares.

     The funds for the previous purchases of the Shares came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. The total cost for the Shares beneficially owned by the Reporting Persons is $26,181,500.60.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and were being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, each of Mr. Feinberg, JLFAM, JLF1 and JLFOS may be deemed to be the beneficial owner of 0 Shares or 0% of the Shares of the Issuer.

     Transactions effected since the filing of the Schedule 13D Amendment by the Reporting Persons on January 16, 2008 are listed in Exhibit B to this Amendment No. 12 to Schedule 13D.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares. Prior to the Merger, the Reporting Persons owned 1,772,200 Common Stock Warrants exercisable into 1,772,200 Shares (the "Warrants"). As a result of the Merger, these 1,772,200 Warrants were converted into 1,772,200 Common Stock Warrants of A-Power (each, an "A-Power Warrant" and collectively, the "A-Power Warrants"). Each A-Power Warrant has the same terms as those of the Warrants. The warrant agreement for the Warrants, which is provided in an exhibit to Amendment No. 3 to Form S-1 filed by the Issuer on July 28, 2005, is incorporated by reference. The A-Power Warrants are immediately exercisable at an exercise price of $5.00.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.
         Exhibit B - Transactions since Schedule 13D Amendment filed on
                     January 16, 2008.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 2008
-----------------------
(Date)

                                          /s/ Jeffrey L. Feinberg*
                                          ------------------------
                                              Jeffrey L. Feinberg

                                          JLF Asset Management, L.L.C.*

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member

                                          JLF Partners I, L.P.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its management
                                          company

                                          JLF Offshore Fund, Ltd.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its investment
                                          manager


* These Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No.12 to Schedule 13D dated February 6, 2008 relating to the Common Shares, par value $0.0001 per share, of Chardan South China Acquisition Corporation shall be filed on behalf of the undersigned.

                                          /s/ Jeffrey L. Feinberg
                                          ------------------------
                                              Jeffrey L. Feinberg

                                          JLF Asset Management, L.L.C.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member

                                          JLF Partners I, L.P.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its management
                                          company

                                          JLF Offshore Fund, Ltd.

                                          By: /s/ Jeffrey L. Feinberg
                                              ------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member of JLF Asset
                                          Management, L.L.C., its investment
                                          manager





February 5, 2008

                                                                       EXHIBIT B

       TRANSACTIONS SINCE SCHEDULE 13D AMENDMENT FILED ON JANUARY 16, 2008

                              JLF Partners I, L.P.

                              Number of Shares
Date                           Purchased/(Sold)                        Price
----                           ----------------                        -----


1/16/2008                           2,794                            $12.37
1/18/2008                      (1,214,767)                               (2)

                              JLF Partners II, L.P.


                              Number of Shares
Date                           Purchased/(Sold)                        Price
----                           ----------------                        -----

1/16/2008                             236                            $12.37
1/18/2008                         (86,199)                               (2)

                         JLF Concentrated Partners, L.P.


                              Number of Shares
Date                           Purchased/(Sold)                        Price
----                           ----------------                        -----

1/18/2008                        (106,961)                               (2)

                             JLF Offshore Fund, Ltd.


                              Number of Shares
Date                           Purchased/(Sold)                        Price
----                           ----------------                        -----

1/16/2008                           3,970                            $12.37
1/18/2008                      (1,493,699)                               (2)


----------
(2) As a result of the Merger, the 1,214,767 Shares held in the account of JLF Partners I, L.P., the 1,493,699 Shares held in the account of JLF Offshore Fund, Ltd., the 86,199 Shares held in the account of JLF Partners II, L.P., and the 106,961 Shares held in the account of JLF Concentrated Partners, L.P. were converted into 1,214,767 shares, 1,493,699 shares, 86,199 shares, and 106,961 shares, respectively, of A-Power Common Stock.

SK 02717 0006 851836